PW

SEC FILE NUMBER
8- 68382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

FORM X-17A-5

11015260

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Gaming Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 Howard Hughes Parkway, Suite 230
(No. and Street)

Las Vegas	Nevada	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Moriarty — (702) 866-0713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith & Company, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, Nevada, 89052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Moriarty , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Gaming Advisors, as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TROY COTTON
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 05-25-2014
Certificate No: 10-2404-1

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION GAMING ADVISORS, LLC

(SEC Identification No. 8-68382)

Independent Registered Public Accounting Firm
AUDITORS' REPORT

FINANCIAL STATEMENTS

And

SUPPLEMENTAL INFORMATION

December 31, 2010

UNION GAMING ADVISORS, LLC

- INDEX -

De Joya Griffith & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Union Gaming Advisors, LLC

We have audited the accompanying balance sheet of Union Gaming Advisors, LLC as of December 31, 2010 and 2009 and the related statements of operations, member's equity and cash flows for the year ended December 31, 2010 and from inception (April 17, 2009) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Gaming Advisors, LLC as of December 31, 2010 and 2009 and the results of its operations and cash flows for the year ended December 31, 2010 and from inception (April 17, 2009) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I through IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC

Henderson, Nevada
January 20, 2011

UNION GAMING ADVISORS, LLC

BALANCE SHEETS
December 31,

ASSETS		2010		2009
Current assets:				
Cash	$	**51,300**	$	10,076
Receivables from brokers and dealers		**121,847**		-
Prepaid expense		**14,884**		-
FINRA deposits		**127**		-
Total current assets		**188,158**		10,076
Property and equipment, net of accumulated depreciation		**4,208**		-
Total assets	$	**192,366**	$	10,076

LIABILITIES AND MEMBER'S EQUITY		2010		2009
Current liabilities:				
Accounts payable	$	**9,832**	$	-
Accounts payable - related party		**3,000**		
Accrued expenses		**13,003**		-
Total current liabilities		**25,835**		-
Total liabilities	$	**25,835**	$	-
Member's equity:				
Member's equity	$	**166,531**	$	10,076
Total member's equity		**166,531**		10,076
Total liabilities and member's equity	$	**192,366**	$	10,076

The accompanying notes are an integral part of the financial statements

UNION GAMING ADVISORS, LLC

STATEMENTS OF OPERATIONS

For the year ended December 31, 2010 and for the period from inception (April 17, 2009) to December 31, 2009

	2010	2009
Revenues:		
Advisory income	$ 268,000	$ -
Commissions	133,833	-
	401,833	-
Operating Expenses:		
Salaries	42,367	-
Professional fees	33,020	-
Regulatory fees	10,704	-
Rent	9,519	-
Market data expense	8,860	-
Accounting	5,000	-
Payroll tax expenses	4,771	-
Legal expense	4,076	-
Telephone expense	3,574	-
Travel expense	2,699	-
Meals and entertainment	739	-
Amortization expense	383	-
Clearing account fees	246	-
Continuing education	225	-
Bank service charges	202	68
Postage	24	-
Licenses	-	3,000
Total operating expenses	126,409	3,068
Income (loss) from operations	275,424	(3,068)
Other income (expenses):		
Dividend (income)	13	-
Interest (income)	1	-
	14	-
Net Income (loss)	$ 275,438	$ (3,068)

The accompanying notes are an integral part of the financial statements

UNION GAMING ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

For the year ended December 31, 2010 and for the period from inception (April 17, 2009) to December 31, 2009

Inception, April 17, 2009	**$ -**
Contributions	**17,100**
Distributions	**(3,956)**
Net (loss)	**(3,068)**
Balance, December 31, 2009	**$ 10,076**
Contributions	**114,000**
Distributions	**(232,983)**
Net (loss)	**275,438**
Balance, December 31, 2010	**$ 166,531**

The accompanying notes are an integral part of the financial statements

UNION GAMING ADVISORS, LLC

Statements of Cash Flows

For the year ended December 31, 2010 and for the period from inception (April 17, 2009) to December 31, 2009

		2010		2009
Cash flows from operating activities:				
Net gain (loss)	$	**275,438**	$	(3,068)
Adjustments to reconcile increase in member's equity to net cash provided by operating activities:				
Depreciation		**383**		-
Changes in operating assets and liabilities				
Increase in accounts receivable		**(121,847)**		
Increase in prepaid expense		**(14,884)**		-
Increase in deposits		**(127)**		-
Increase in accounts payable		**9,832**		-
Increase in accounts payable - related party		**3,000**		
Increase in accrued expenses		**13,003**		-
Net cash provided by (used in) operating activities		**164,798**		(3,068)
Cash flows from investing activities:				
Purchase of equipment		**(4,591)**		-
Net cash used in investing activities		**(4,591)**		-
Financing activities:				
Member contribution		**114,000**		17,100
Member distribution		**(232,983)**		(3,956)
Net cash provided by (used in) financing activities		**(118,983)**		13,144
Net change in cash		**41,224**		10,076
Cash, beginning of period		**10,076**		-
Cash, ending of period	$	**51,300**	$	10,076

The accompanying notes are an integral part of the financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of business and organization

Union Gaming Advisors, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and is the only Las Vegas-based Wall Street research firm focusing on the global gaming business. The Company plans to provide research and access to industry participants to our clients. The Company will offer varying levels of research products and services, which will capitalize on our relationships with corporate managements, governments, and other parties relevant to the global gaming business.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(vi) and also is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed to conduct securities business in various states.

Managing member of Company

The Company is managed by Union Gaming Group, LLC, a Nevada Limited Liability Company.

Company fiscal year end

The Company's fiscal year is December 31.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the statements.

Summary of accounting policies

Cash and cash equivalents

Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term instruments with a liquidation provision of three months or less.

Revenue recognition

Revenues from advisory services and commissions are recorded when earned.

Note 1. Nature of Business and Summary of Significant Accounting Policies – Continued

Advertising costs
Advertising costs are generally expensed as incurred and are included in selling and marketing expenses in the accompanying statement of operations.

As of December 31, 2010, there were no advertising costs incurred.

Fair value of financial instruments
The estimated fair values of financial instruments were determined by management using available market information and appropriate valuation methodologies. The carrying amounts of financial instruments including cash approximate their fair value because of their short maturities.

Income taxes
The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the individual returns of the members' tax returns. Accordingly, no provision for income tax is included in the consolidated financial statements.

Concentration of credit risk
A significant amount of the Company's assets and resources are dependent on the financial support of its sole member, should the member determine to no longer finance the operations of the Company, it may be unlikely for the Company to continue.

The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). This government corporation insured balances up to $250,000. As of October 14, 2008, all non-interest bearing transaction deposit accounts at an FDIC-insured institution, including all personal and business checking deposit accounts that do not earn interest, are fully insured for the entire amount in the deposit account. This unlimited insurance coverage is temporary and will remain in effect for participating institutions until December 31, 2010. Effective July 21, 2010, all other deposit accounts at FDIC-insured institutions are insured up to at least $250,000 per depositor, on a permanent basis.

New accounting pronouncements
In April 2010, the FASB issued ASU No. 2010-17, "Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition" (codified within ASC 605 - Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

In May 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-19 (ASU 2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the Company's financial position, results of operations or cash flows of the Company.

Note 2. Property and equipment

Property and equipment is stated at original cost, net of depreciation/amortization. At December 31, 2010, the Company's only capitalized asset was the Company website, and is amortized over 3 years. Amortization expense for the year totaled $383.

Note 3. Member's equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2010, the Company had all of the 1,000 membership units issued.

On November 13, 2009, the Company issued 1,000 membership units to Union Gaming Group, LLC, the Company's managing member, for capital investment totaling $6,000.

Note 4. Commitments

Union Gaming Group, LLC, the managing member of the Company, subleases office space from Deutsche Bank Securities Inc. The sublease ends on December 31, 2011. Union Gaming Group, LLC, subleases a third of that space to the Company, starting August 2010.

The following is a schedule of future minimum commitments for the Company:

			Total
Year ending December 31,	2011	$	23,533
	2012		-
	2013		-
	2014		-
	2015		-
	Thereafter		-
		$	23,533

Rent expense, for the years ended December 31, 2010 and 2009 was approximately $9,519 and $-0-, respectively.

Note 5. Related Parties

The Company is a wholly owned subsidiary of Union Gaming Group, LLC (UGG). During the year, UGG paid expenses totally $3,000 on behalf of the Company. The Company has been billed by UGG for this amount which is due by January 31, 2010.

Note 6. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $50,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2010, the Company has net capital, as defined, of $147,312 which was in excess of its required net capital by $97,312 (see schedule I in supplemental information).

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2010

Total stockholder's equity qualified for net capital	$	166,531
Additions		-
Total		166,531
Deductions		
Prepaid Expenses		14,884
Fixed Assets		4,208
FINRA CRD Deposits		127
		19,219
Net Capital		147,312
Minimum Net Capital required		50,000
Excess Capital	$	97,312
Minimum net capital at 120%	$	60,000
Total aggregate indebtedness included in statement of financial condition	$	25,835
Ratio of aggregate indebtedness to net capital		17.54%

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2010

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(ii).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2010

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2010

The following is a reconciliation, as of December 31, 2010 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 147,312
Audit Adjustments:	
None	-
Audited	$ 147,312

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Registered Public Accounting Firm Report
On Internal Accounting Controls Required by SEC Rule 17a-5

To the Board of Directors
Union Gaming Advisors, LLC
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Union Gaming Advisors, LLC for the year ended December 31, 2010 and from inception, (April 17, 2009) through December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Union Gaming Advisors, LLC, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition I which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC

Henderson, Nevada
January 20, 2011